Nuveen Municipal High Income Opportunity Fund 2

333 West Wacker Drive

Chicago, Illinois 60606

July 7, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. John Grzeskiewicz

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File Nos. 333-166771 and 811-22123)

Mr. Grzeskiewicz:

On behalf of Nuveen Municipal High Income Opportunity Fund 2 (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Trust’s N-2 filing (File No. 333-166771 and 811-22123), which was filed with the U.S. Securities and Exchange Commission on July 6, 2010 (via EDGAR Accession No. 0001193125-10-154113) (the “N-2 Filing”). The N-2 filing is being withdrawn because it was inadvertently filed under form type “POS 8C” instead of “POS EX.” On July 7, 2010, the Fund re-filed the N-2 filing under the correct form type – “POS EX.” No securities were sold in connection with the N-2 Filing.

Should you have any questions or comments, please do not hesitate to call Trina Winkelmann at 202.739.5254.

Sincerely,

Nuveen Municipal High Income Opportunity Fund 2

By:	/s/ Mark Winget
Mark Winget
Vice President